[QUARLES & BRADY LLP LETTERHEAD]
March 26, 2008

VIA EDGAR

Mr. Briccio B. Barrientos
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC 20549

Re:
Thompson Plumb Funds, Inc. (“Thompson Plumb”)
1933 Act Registration No. 33-6418; 1940 Act File No. 811-4946

Response to Staff Telephone Comments on Post Effective Amendment No. 26
to Thompson Plumb’s Registration Statement filed on Form N-1A

Dear Mr. Barrientos:

On behalf of our client, Thompson Plumb Funds, Inc. (“Thompson Plumb”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comments, as we understand them, based upon a telephone conversation we had with the staff on March 4, 2008, on Post Effective Amendment No. 26 to Thompson Plumb’s Registration Statement filed on Form N-1A (the “Registration Statement”). All references to “we” mean Thompson Plumb, and where applicable, each of its series (each a “Fund,” and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Thompson Plumb’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.

PROSPECTUS

Comment 1. The staff noted that on page 2 of the Prospectus, Thompson Plumb need not disclose the year-to-date return information for the eleven months ended November 30, 2007 because financial data is provided through December 31, 2007 in the bar chart immediately preceding the disclosure.

Response. We will make the requested change in the next amendment to the Registration Statement.

Mr. Briccio B. Barrientos
March 26, 2008

Comment 2. With regard to the MidCap Fund's characterization of "medium-sized companies" on page 3 of the Prospectus as companies "with market capitalizations at the time of purchase of between $1 and $10 billion," the staff requested that either independent, third-party support be provided for this characterization or that the market capitalization range be tightened.

Response. The MidCap Fund's characterization of "medium-sized companies" as companies "with market capitalizations at the time of purchase between $1 and $10 billion" is based on the market capitalization range of the Fund's benchmark, the Russell Midcap Index. As of December 31, 2007, the Russell Midcap Index included companies with market capitalizations between $479 million and $42.1 billion. Although the market capitalizations of companies in the Index are constantly changing, Thompson Plumb believes that its characterization of "medium-sized companies" is reasonable in light of its benchmark as well as other third party sources, such as the S&P MidCap 400 Index, which as of December 31, 2007 included companies with market capitalizations between $2 billion and $13 billion. In the next amendment to the Registration Statement, we will add a disclosure indicating that the Fund's characterization of "medium-sized" companies is based on the market capitalizations of companies in its benchmark and provide the market capitalization range for companies in its benchmark as of a specified date.

Comment 3. The staff asked whether any sub-prime mortgage risk exists with regard to the Bond Fund's investments in mortgage-related securities, which investments are noted in the last paragraph on page 4 of the Prospectus.

Response. The Bond Fund does not invest in any mortgage-related securities that generally are subject to a sub-prime mortgage risk; therefore, a specific disclosure on sub-prime mortgage risk does not seem necessary. However, in the next amendment to the Registration Statement, for purposes of fair and complete disclosure, we will add a disclosure regarding the additional risks specifically associated with mortgage-related securities.

Comment 4. The staff noted that since 2004, Sallie Mae has been a private company. The staff, therefore, requested that on page 5 of the Prospectus the reference to Sallie Mae as a security issued by a government-sponsored entity be removed.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 5. The staff noted that on page 6 of the Prospectus, Thompson Plumb need not disclose the year-to-date return information for the eleven months ended November 30, 2007 because financial data is provided through December 31, 2007 in the bar chart immediately preceding the disclosure.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 6. The staff noted that on page 9 of the Prospectus in the section titled "Additional Information About Investment Objectives, Strategies and Risk: Objective and Principal Strategies" for both the Growth Fund and the MidCap Fund, a reference is made to each Fund seeking “to identify investment opportunities in equity securities of companies that we believe have above-average potential for earnings and dividend growth.” The staff noted that this reference is not included in the Risk/Return Summary at the beginning of the Prospectus for either the Growth Fund or the MidCap Fund and requested that this inconsistency be resolved.

Mr. Briccio B. Barrientos
March 26, 2008

Response. We will move this reference to identifying securities of companies with “above-average potential for earnings and dividend growth” to the section titled "Principal Strategies" in the Risk/Return Summary for both the Growth Fund and MidCap Fund in the next amendment to the Registration Statement. .

Comment 7. The staff noted that since 2004, Sallie Mae has been a private company. The staff, therefore, requested that on page 10 of the Prospectus the reference to Sallie Mae as a security issued by a government-sponsored entity be removed.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 8. The staff suggested that the disclosure provided on page 14 of the Prospectus in the section titled “Other Information: Portfolio Turnover” may be more appropriate for the Risk/Return Summary of each Fund.

Response. We will move this disclosure to the Risk/Return Summary for each Fund in the next amendment to the Registration Statement.

Comment 9. The staff requested that on pages 15 and 16 of the Prospectus in the section titled "Management: Portfolio Managers," Thompson Plumb further clarify the role played by each Portfolio Manager in his management of each of the Funds.

Response. In the next amendment to the Registration Statement, we will add a disclosure clarifying the roles played by each Portfolio Manager, including a statement indicating that for both the Growth Fund and the Bond Fund, the two listed Co-Portfolio Managers are equally responsible for day-to-day management and generally engage in a collaborative process in developing investment strategies and selecting securities for the Funds, and for the MidCap Fund, the listed Portfolio Manager is primarily responsible for day-to-day management, development of investment strategies and selection of securities for the Fund.

Comment 10. The staff suggested that the disclosure provided on page 22 of the Prospectus in the section titled "Availability of Money Market Fund" regarding the First American Prime Obligations Fund may constitute an offering of the First American Prime Obligations Fund under Section 2(a)(3) of the Securities Act of 1933, as amended.

Response. We will revise this disclosure in the next amendment to the Registration Statement to only make a generic reference to the availability of a money market fund and to include a phone number by which additional information can be obtained.

Mr. Briccio B. Barrientos
March 26, 2008

Comment 11. The staff noted that the phone number of the Securities and Exchange Commission (the "Commission") to be provided on the back cover of the Prospectus is now (202) 551-8090.

Response. We will update this telephone number in the next amendment to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Comment 12. The staff asked that, in light of the discussion on page 8 of the Statement of Additional Information regarding potential investments by the Growth Fund and MidCap Fund in securities of exchange-traded funds ("ETFs") and exchange-traded limited partnerships ("ETLPs"), the Funds confirm that any such investment in securities of ETFs and ETLPs comply with the Commission's fund of fund rules and are properly disclosed in each Fund's Fee Table and Expense Example in the Prospectus.

Response. We have confirmed that all investments in securities of ETFs and ETLPs by both the Growth Fund and the MidCap Fund are made in compliance with the Commission's fund of fund rules. As allowed under Instruction 3(f)(i) of Item 3 of Form N-1A, the fees and expenses incurred indirectly by each Fund as a result of investments in securities of ETFs and ETLPs are not listed as a separate line item in each Fund's Fees Table because the indirectly incurred fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Fund. However, as allowed under Instruction 3(f)(i) of Item 3 of Form N-1A, these indirectly incurred fees and expenses are disclosed in the "Other Expenses" line item in each Fund's Fee Table.

Comment 13. The staff asked for greater clarification in the third paragraph on page B-2 of the Statement of Additional Information regarding the frequency with which and the lag time associated with the disclosure of portfolio holdings information to the listed service providers. The staff also requested that Thompson Plumb specifically identify any third parties with which it has ongoing arrangements to disclose portfolio holdings information and the frequency and lag time for such disclosures.

Response. We will revise the third paragraph on page B-2 of the Statement of Additional Information in the next amendment to the Registration Statement to indicate that portfolio holdings information is provided to the specific services providers that are listed and defined, without lag and whenever necessary, but only to the extent required by law or to the extent "necessary to enable such service providers to carry out their specific duties, responsibilities and obligations to the Fund." We will also provide the frequency at which portfolio holdings information is generally provided to such services providers. In addition, we will add a table to the section titled "Policy Regarding Disclosure of Fund Holdings" on page 17 of the Statement of Additional Information in the next amendment to the Registration Statement, which identifies any third parties with which Thompson Plumb has ongoing arrangements to disclose portfolio holdings information and the frequency and lag time for such disclosures.

Mr. Briccio B. Barrientos
March 26, 2008

Thompson Plumb acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Thompson Plumb’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Thompson Plumb may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Registration Statement, please contact me at (414) 277-5603 or vpaul@quarles.com, or Fred Lautz of this office at (414) 277-5309 or flautz@quarles.com. Thank you for your prompt attention to this matter.

Very truly yours,
QUARLES & BRADY LLP

/s/ Vinita K. Paul
Vinita K. Paul

cc (w/enc):	Penny Hubbard, Chief Financial Officer Nedra Pierce, Chief Compliance Officer Conrad G. Goodkind, Esq. Fredrick G. Lautz, Esq.